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                            June 2, 2020

       Joseph D'Agostino
       Chief Financial Officer
       Milestone Scientific Inc.
       425 Eagle Rock Avenue, Suite 403
       Roseland, NJ 07068

                                                        Re: Milestone
Scientific Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 30,
2020
                                                            File No. 001-14053

       Dear Mr. D'Agostino:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       NOTE C - Summary of Significant Accounting Policies
       8. Inventories, page F-10

   1. We note here and on page F-13 that you record inventory net of a valuation allowance for slow moving and
defective inventory. Clarify for us whether you maintain an inventory valuation allowance
through which subsequent recoveries are recorded, and explain how that is consistent with
the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14.
                                                        Otherwise, revise
future filings to clarify your disclosures referencing an inventory valuation allowance.
 Joseph D'Agostino
Milestone Scientific Inc.
June 2, 2020
Page 2
Note F - Investments in and Transactions with Unconsolidated Subsidiaries Equity Method Disclosures, page F-14

2. We note the summarized financial information of Milestone China is unaudited. Please tell us your basis for including this information on an unaudited basis, including any authoritative literature upon which you are relying.
Note M - Segment and Geographic Data, page F-23

3. Please revise future filings to disclose the specific types of material amounts included in the Corporate caption and not allocated to the reportable segments' loss and assets for each period presented. Refer to ASC paragraphs 280-10-50-29(b) and (c).
4. For domestic sales, you combine US and Canada. Please revise future filings to separately disclose revenues from your country of domicile. Refer to ASC 280-10-50-
         41(a).
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameJoseph D'Agostino                            Sincerely,
Comapany NameMilestone Scientific Inc.
                                                               Division of
Corporation Finance
June 2, 2020 Page 2                                            Office of Life
Sciences
FirstName LastName